UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*
_____________________________________________________________________________
CERBCO, INC.
(Name of Corporation)

COMMON STOCK, $.10 PAR VALUE
CLASS B COMMON STOCK, $.10 PAR VALUE
(Title of Class of Securities)

156713-10-9 (Common Stock)
156713-20-8 (Class B Common Stock)
(CUSIP Numbers)
_______________________________
Robert W. Erikson c/o CERBCO, Inc.
1419 Forest Drive, Suite 209
Annapolis, Maryland 21403
(443) 482-3374

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.23d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Common Stock - CUSIP No. 156713 10 9
Class B Common Stock - CUSIP No. 156713 20 8

_____________________________________________________________________________________________
1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Robert W. Erikson IRS Identification No. Of Above Person (Entities Only):

_____________________________________________________________________________________________
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a)	[ x ]
		(b)	[ ]
See Item 2 herein.

_____________________________________________________________________________________________
3.	SEC Use Only....................................................................................................................

_____________________________________________________________________________________________
4.	SOURCE OF FUNDS
PF, OO

_____________________________________________________________________________________________
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

_____________________________________________________________________________________________
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Robert W. Erikson - United States

_____________________________________________________________________________________________
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER Common Stock: 49,700 Class B Common Stock: 131,750
____________________________________________________________________________
	8.	SHARED VOTING POWER 0
____________________________________________________________________________
	9.	SOLE DISPOSITIVE POWER Common Stock: 49,700 Class B Common Stock: 131,750
____________________________________________________________________________
	10.	SHARED DISPOSITIVE POWER 0
____________________________________________________________________________
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Common Stock, Robert W. Erikson: 49,700 Class B Common Stock, Robert W. Erikson: 131,750

_____________________________________________________________________________________________
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ x ]
Excludes shares of Common Stock and Class B Common Stock beneficially owned by Robert Erikson's spouse.

_____________________________________________________________________________________________
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Common Stock = 4.15% Class B Common Stock = 45.36%

_____________________________________________________________________________________________
14.	TYPE OF REPORTING PERSON
IN

_____________________________________________________________________________________________

Common Stock - CUSIP No. 156713 10 9
Class B Common Stock - CUSIP No. 156713 20 8

_____________________________________________________________________________________________
1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Julia M. Erikson IRS Identification No. Of Above Person (Entities Only):

_____________________________________________________________________________________________
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a)	[ x ]
		(b)	[ ]
See Item 2 herein.

_____________________________________________________________________________________________
3.	SEC Use Only....................................................................................................................

_____________________________________________________________________________________________
4.	SOURCE OF FUNDS
PF, OO

_____________________________________________________________________________________________
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

_____________________________________________________________________________________________
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

_____________________________________________________________________________________________
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER Common Stock: 695 Class B Common Stock: 5,305
____________________________________________________________________________
	8.	SHARED VOTING POWER 0
____________________________________________________________________________
	9.	SOLE DISPOSITIVE POWER Common Stock: 695 Class B Common Stock: 5,305
____________________________________________________________________________
	10.	SHARED DISPOSITIVE POWER 0
____________________________________________________________________________
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Common Stock: 695 Class B Common Stock: 5,305

_____________________________________________________________________________________________
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ x ]
Excludes shares of Common Stock and Class B Common Stock owned by Robert Erikson.

_____________________________________________________________________________________________
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Common Stock = 0.58% Class B Common Stock = 1.83%

_____________________________________________________________________________________________
14.	TYPE OF REPORTING PERSON
IN

_____________________________________________________________________________________________

Class B Common Stock - CUSIP No. 156713 20 8

_____________________________________________________________________________________________
1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Michael W. Zarlenga IRS Identification No. Of Above Person (Entities Only):

_____________________________________________________________________________________________
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a)	[ x ]
		(b)	[ ]
See Item 2 herein.

_____________________________________________________________________________________________
3.	SEC Use Only....................................................................................................................

_____________________________________________________________________________________________
4.	SOURCE OF FUNDS
PF, OO

_____________________________________________________________________________________________
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

_____________________________________________________________________________________________
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

_____________________________________________________________________________________________
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER Class B Common Stock: 100
____________________________________________________________________________
	8.	SHARED VOTING POWER 0
____________________________________________________________________________
	9.	SOLE DISPOSITIVE POWER Class B Common Stock: 100
____________________________________________________________________________
	10.	SHARED DISPOSITIVE POWER 0
____________________________________________________________________________
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Class B Common Stock: 100

_____________________________________________________________________________________________
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

_____________________________________________________________________________________________
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Class B Common Stock = 0.03%

_____________________________________________________________________________________________
14.	TYPE OF REPORTING PERSON
IN

_____________________________________________________________________________________________

Common Stock - CUSIP No. 156713 10 9

_____________________________________________________________________________________________
1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Gary Rothrock IRS Identification No. Of Above Person (Entities Only):

_____________________________________________________________________________________________
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a)	[ x ]
		(b)	[ ]
See Item 2 herein.

_____________________________________________________________________________________________
3.	SEC Use Only....................................................................................................................

_____________________________________________________________________________________________
4.	SOURCE OF FUNDS
PF, OO

_____________________________________________________________________________________________
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

_____________________________________________________________________________________________
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

_____________________________________________________________________________________________
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER Common Stock: 100
____________________________________________________________________________
	8.	SHARED VOTING POWER 0
____________________________________________________________________________
	9.	SOLE DISPOSITIVE POWER Common Stock: 100
____________________________________________________________________________
	10.	SHARED DISPOSITIVE POWER 0
____________________________________________________________________________
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Common Stock: 100

_____________________________________________________________________________________________
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

_____________________________________________________________________________________________
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Common Stock = 0.008%

_____________________________________________________________________________________________
14.	TYPE OF REPORTING PERSON
IN

_____________________________________________________________________________________________

Introduction

This Amendment No. 9 amends and supplements the Amendment No. 8 to Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission ("SEC") on January 31, 2005, which amended, restated and replaced in it entirety the Schedule 13D initially filed with the SEC on April 25, 1985, as amended to date with respect to the Common Stock, par value $0.10 per share ("CERBCO Common Stock") of CERBCO, Inc. (the "Corporation" or "CERBCO") and the Class B Common Stock, par value $0.10 per share ("CERBCO Class B Common Stock") of the Corporation. The Corporation's principal executive officers are located at 1419 Forest Drive, Suite 209, Annapolis, Maryland 21403.

ITEM 4.	Purpose of the Transaction

The disclosure under this Item 4 of the Schedule 13D is hereby incorporated by this reference and amended by deleting the paragraph immediately prior to the sentence: "As of the date of this Amendment No. 8, the claim ("Claim") discussed in the above-two paragraphs remains unresolved." on page 10 of 16 of Amendment No. 8 to the Schedule 13D filed with the SEC on January 31, 2005, which states::

number of the members of the Board of Directors of the Corporation and, if such twenty five percent is not a whole number, then the holders of CERBCO Common Stock are entitled to elect the nearest whole number of directors that is at least twenty five percent of such membership. The holders of the CERBCO Class B Common Stock, voting as a separate class, are entitled to elect the remaining directors of the Corporation.

Item 4 of the Schedule 13D is amended by adding the following paragraph immediately following the paragraph on page 12 of 16 of the Schedule 13D concluding with the sentence: "If permissible, the Committee for Fair Dealing might alternatively or additionally seek action by written Consent."

On February 2, 2005, at a Special Meeting of the Board of Directors of CERBCO, Robert Erikson sought a declaration by the Board of Directors that his Notice filed on January 26, 2005 was complete. Verbal comments by the Chairman, George Erikson, let Robert Erikson to believe that George Erikson believes Article II, Section 12 of the Bylaws would require information in addition to that already provided in the Notice. While preserving his right to litigate such interpretation by the Chairman, on February 4, 2005, Robert Erikson filed with CERBCO a supplement to the Notice ("Supplement"). A copy of the Supplement is attached hereto as Exhibit 4 and incorporated herein by reference.

ITEM 7.	Materials to be Filed as Exhibits
The documents listed in Item 7, and thereby filed with, the Schedule 13D are hereby incorporated by reference and amended by adding the following:
4. Supplemental Advance Notice of Stockholder Business (Exhibits 1, 2 and 3 of the Supplement consist of filings previously made with the SEC and are therefore incorporated by reference).

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Dated: February 7, 2005	By:/s/ Robert W. Erikson Robert W. Erikson
Dated: February 7, 2005	By:/s/ Julia M. Erikson Julia M. Erikson
Dated: February 7, 2005	By:/s/ Michael Zarlenga Michael Zarlenga
Dated: February 7, 2005	By:/s/ Gary Rothrock Gary Rothrock

Attention: Intentional misstatements or omissions of fact constitutes Federal criminal violations (See 18 U.S.C. 1001)

Exhibit 4 Supplemental Notice to the Secretary of CERBCO, Inc. 1419 Forest Drive, Suite 209 Annapolis, Maryland 21403
February 4, 2005

          In accordance with Article II, Section 12 of the amended By-laws of CERBCO, Inc. (the "Company" or "CERBCO"), I hereby provide the Company with a Supplement to my notice filed with the Company January 26, 2005 (the notice, as supplemented, the "Notice") of the following:

          (a)     I seek to nominate from the floor a slate of three directors for election by the holders of the Company's Class B Common Stock ("Alternative Slate") at the Company's Annual Meeting of Shareholders scheduled to be held on Wednesday, February 16, 2005 ("Annual Meeting"). I am seeking to nominate the Alternative Slate because it is my opinion that my more than one year old claim regarding the my Supplemental Executive Retirement Plan Agreement("SERP"), and possibly those of others, has not been and will not be resolved fairly by a current majority of the Board of Directors due to respective philosophic differences among directors. A copy of more detailed reasons are included in the attached Amendment No. 8 to Schedule 13D filed with the Securities and Exchange Commission on January 31, 2005. The Amended Schedule 13D is incorporated by reference into this Notice.

(b) The following individuals shall be nominated at the Annual Meeting:
Name	Age	Qualifications
Robert W. Erikson 333 Green Street Alexandria, VA 22314	59

Robert Erikson has been President and a Director of CERBCO since 1988; INEI Corporation (a company controlled by CERBCO) - Vice Chairman since 1986 and President since 1991, a Director since 1985 and Vice Chairman of the Board of Directors from 1985 to 1986; CERBERONICS, Inc. (as wholly owned subsidiary of CERBCO) - a Director since 1974, Chairman since 1988, and President from 1977 to 1988; a Director of Palmer National Bancorp, Inc. and The Palmer National Bank from 1983 to 1996, and a Director of The Palmer National Bank's successor, The George Mason Bank, N.A., from 1996 to 1997; Capitol Office Solutions, Inc. - Vice Chairman and a Director from 1987 to June 30, 1997. Mr. Erikson holds a B.A. degree in Engineering and Economics from Brown University and an M.B.A. degree from The George Washington University.

1

Robert F. Hartman 2814 Durmont Court Annapolis, MD 21401	57

Mr. Hartman has been Vice President and Controller of CERBCO since 1988, Secretary of CERBCO since 1991 and Treasurer and Chief Financial Officer of CERBCO since 1997; INEI Corporation - Vice President of Administration and Secretary since 1991 and Treasurer and Chief Financial Officer since 2002; CERBERONICS, Inc. - Vice President and Treasurer since 1988. Mr. Hartman was employed by Dynamac International, Inc. from 1985 to 1988, serving as its Controller, and by CERBERONICS, Inc. from 1979 to 1985, serving as its Vice President and Treasurer from 1984 to 1985. From 1976 to 1977, Mr. Hartman was an accountant for Coopers & Lybrand, and from 1977 to 1979, he was a partner in the accounting firm of Hartman and Hartman. Mr. Hartman is a Certified Public Accountant and holds a B.S. degree from the United States Naval Academy, a B.A. degree from the University of South Florida and an M.B.A. degree from The George Washington University.

Michael W. Zarlenga 314 Princes Street Alexandria, VA 22314	37

Mr. Zarlenga is President and Owner, The Trophy Room, LLC, Alexandria, Virginia, a retail clothing and hunting store, since June 2001. From May 2000 to June 2001, he was President, Chief Executive Officer, and Director, Internet Verification Systems, Inc., Alexandria, Virginia, a start-up technology company. From September 1994-May 2000 Mr. Zarlenga was an attorney at two Washington, DC law firms; his practice involved general corporate, securities, intellectual property and banking matters. Mr. Zarlenga holds a B.S.B.A. degree in International Business from The Ohio State University and a J.D. degree from The Ohio State University College of Law.

(c) My information as required by Article II, Section 12 of the By-laws:
Robert W. Erikson 333 Green Street, Alexandria, Virginia 22314-4317
(d) I beneficially own 49,700 shares of the Company's Common Stock and 131,750 shares of the Company's Class B Common Stock.
2

          (e)     I have a material interest in the election of such Alternative Slate. Any determination by the current members of the Special Committee or the Board of Directors contrary to my position presented to both the Special Committee and the full Board with respect to the potential terms of employment termination and retirement compensation, including the termination or improper attempt to unilaterally change of the contract terms of my existing SERP Agreement, would have a material adverse impact on my finances. Similarly, a determination favorable to me would have a favorable impact on my finances. I believe the current inability of the Special Committee or a majority of the Board to negotiate a fair and mutual settlement with me or with the other long-serving executive officers of CERBCO -- for a period now in excess of thirteen months since the formal submission of my written claim -- any which settlement I have proposed should be subject to the further approval of the shareholders, is not in the interest of any shareholder of the Company. Furthermore, I am a significant shareholder in the Company and therefore have a material interest in the per share price or final distribution per share for each share of stock in the event of liquidation. Finally, I have a material interest as a director of the Company and a candidate on the Alternative Slate. See also Attachment A, including its exhibits.

This Notice is being provided to the Company on the date first written above.
Respectfully submitted _/s/ Robert W. Erikson___________________ Robert W. Erikson

STATE OF ___(MARYLAND)____________ COUNTY OF __(ANNE ARUNDEL)_______	) ) )	ss.

On February 4, 2005 before me, Susan M.K. Best, Notary Public, personally appeared Robert W. Erikson, personally known to me to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

WITNESS my hand and official seal.

_/s/ Susan M.K. Best______________________ Notary Public My Commission Expires: 07/07
3

ATTACHMENT A INFORMATION PROVIDED FOR EACH NOMINEE LISTED IN NOTICE
	Robert W. Erikson	Robert F. Hartman	Michael W. Zarlenga
(i) Name and business address of the nominee	CERBCO, Inc. 1419 Forrest Drive Suite 209 Annapolis, MD 21403	CERBCO, Inc. 1419 Forrest Drive Suite 209 Annapolis, MD 21403	The Trophy Room, LLC 210 King Street Alexandria, VA 22314
(ii) The nominee's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on.	President and Director of CERBCO, Inc. 1419 Forrest Drive Suite 209 Annapolis, MD 21403	Vice President, Secretary and Treasurer of CERBCO, Inc. 1419 Forrest Drive Suite 209 Annapolis, MD 21403	President and Owner of The Trophy Room, LLC 210 King Street Alexandria, VA 22314

(iii) State whether or not, during the past ten years, the nominee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give dates, nature of conviction, name and location of court, and penalty imposed or other disposition of the case.

	No.	No.	No.
(iv) State the amount of each class of securities of the registrant which the nominee owns beneficially, directly or indirectly.	See attached Amendment No. 8 to Schedule 13D included as Exhibit 1 hereto.	None	See attached Amendment No. 8 to Schedule 13D included as Exhibit 1 hereto.
(v) State the amount of each class of securities of the registrant which the nominee owns of record but not beneficially.	Not applicable.	Not applicable.	Not applicable.

(vi) State with respect to all securities of the registrant purchased or sold within the past two years, the dates on which they were purchased or sold and the amount purchased or sold on each such date.

	11/24/04 (Common Stock) - Exercise Option for 5,000 shares @ $5.375 per share. 9/21/04 (Common	Not applicable.	Not applicable.
A-1

	Robert W. Erikson	Robert F. Hartman	Michael W. Zarlenga

Stock) - Sold 5,000 shares @ $8.90 per share.

7/20/04 (Common Stock) - Sold 500, 500 and 4,000 shares @ $9.30, $9.20 and $9.10 per share, respectively.

12/23/03 (Common Stock) - Sold 2,300 shares @ $9.50 per share.

12/22/03 (Common Stock) - Sold 700 and 2,000 shares @ $10.00 and $9.50 per share, respectively.

12/18/03 (Common Stock) - Acquired 5,000 shares @ $7.65 per share.

(vii) Were any part of the purchase price or market value of any of the shares specified in (vi) above represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities?

	No.	Not applicable.	Not applicable.
(viii) State whether or not the nominee is, or was within the past year, a party to any contract, arrangements or	As officer and director of CERBCO, Inc., Robert Erikson has participated in the preparation of the proxy materials for CERBCO, Inc. and was involved in the solicitation of proxies for the	As officer of CERBCO, Inc., Robert Hartman has participated in the preparation and distribution of the proxy materials for CERBCO, Inc.	As a shareholder of CERBCO, Mr. Zarlenga may in the future give a proxy with respect to shares of CERBCO owned by him
A-2

	Robert W. Erikson	Robert F. Hartman	Michael W. Zarlenga

understandings with any person with respect to any securities of the registrant, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies. If so, name the parties to such contracts, arrangements or understandings and give the details thereof.

last annual meeting of shareholders held on December 12, 2002. With respect to the upcoming annual meeting scheduled for February 16, 2005, see the attached Amendment No. 8 to Schedule 13D, Schedule 14A/Proxy Statement, and Amended Schedule 14A/Proxy Statement included as Exhibit 1, Exhibit 2, and Exhibit 3, respectively. Furthermore, as a shareholder of CERBCO, Mr. Erikson has in the past, and may in the future, give a proxy with respect to shares of CERBCO owned by him.

(ix) State the amount of securities of the registrant owned beneficially, directly or indirectly, by each of the nominee's associates and the name and address of each such associate.

For information with respect to securities of the registrant beneficially owned by members of the Committee for Fair Dealing, including Robert Erikson's spouse, see the attached Amendment No. 8 to Schedule 13D

For information with respect to securities of the registrant beneficially owned by members of the Committee for Fair Dealing, see the attached Amendment No. 8 to Schedule 13D included as

For information with respect to securities of the registrant beneficially owned by members of the Committee for Fair Dealing, including Michael Zarlenga's business partner, see the attached Amendment No. 8 to Schedule 13D included as

A-3

	Robert W. Erikson	Robert F. Hartman	Michael W. Zarlenga
	included as Exhibit 1 hereto.	Exhibit 1 hereto.	Exhibit 1 hereto.
(x) State the amount of each class of securities of any parent or subsidiary of the registrant which the nominee owns beneficially, directly or indirectly.	Not applicable.	Not applicable.	Not applicable.
(xi) Furnish for the nominee and associates of the nominee the information required by Item 404(a) of Regulation S-K.	See Schedule 14A/Proxy Statement and Amended Schedule 14A/Proxy Statement attached hereto as Exhibit 2 and Exhibit 3, respectively.	See Schedule 14A/Proxy Statement and Amended Schedule 14A/Proxy Statement attached hereto as Exhibit 2 and Exhibit 3, respectively.	None

(xii) State whether or not the nominee or any associates of the nominee have any arrangement or understanding with any person (a) with respect to any future employment by the registrant or its affiliates; or (b) with respect to any future transactions to which the registrant or any of its affiliates will or may be a party.

If so, describe such arrangement or understanding and state the names of the parties thereto.

Robert Erikson is currently employed by CERBCO and its subsidiaries. See Schedule 14A/Proxy Statement, Amended Schedule 14A/Proxy Statement, and Amendment No. 8 to Schedule 13D attached hereto as Exhibit 1, Exhibit 2, and Exhibit 3, respectively.

Robert Hartman is currently employed by CERBCO and its subsidiaries. See Schedule 14A/Proxy Statement, Amended Schedule 14A/Proxy Statement, and Amendment No. 8 to Schedule 13D attached hereto as Exhibit 1, Exhibit 2, and Exhibit 3, respectively.

If elected, Mr. Zarlenga will serve as a director of CERBCO. See Amendment No. 8 to Schedule 13D attached hereto as Exhibit 1.

(xiii) With respect to any person, other than a director or executive officer of the registrant acting solely in that capacity, who is a party to an arrangement or understanding pursuant to which a nominee for election as director is proposed to be elected, describe any substantial interest, direct or indirect, by security holdings or otherwise, that such person has in any matter to be acted upon

	See Amendment No. 8 to Schedule 13D attached hereto as Exhibit 1.	See Amendment No. 8 to Schedule 13D attached hereto as Exhibit 1.	See Amendment No. 8 to Schedule 13D attached hereto as Exhibit 1.
A-4

	Robert W. Erikson	Robert F. Hartman	Michael W. Zarlenga
at the meeting, and furnish the information called for by paragraphs (xi) and (xii) above.
Information pursuant to Items 401(a), (c), (d) and (e) of Regulation S-B.

Robert Erikson is currently employed by CERCBO and its subsidiaries. For five-year background, see (b) in the Notice of which this Attachment is a part. See also Schedule 14A/Proxy Statement, Amended Schedule 14A/Proxy Statement, and Amendment No. 8 to Schedule 13D attached hereto as Exhibit 1, Exhibit 2, and Exhibit 3, respectively.

Robert Hartman is currently employed by CERBCO and its subsidiaries. For five-year background, see (b) in the Notice of which this Attachment is a part See also Schedule 14A/Proxy Statement, Amended Schedule 14A/Proxy Statement, and Amendment No. 8 to Schedule 13D attached hereto as Exhibit 1, Exhibit 2, and Exhibit 3, respectively.

For five-year background, see (b) in the Notice of which this Attachment is a part If elected, it is expected that Mr. Zarlenga will be deemed an Audit Committee Financial Expert.
Executive Compensation. Item 402 of Regulation S-B

Robert Erikson is currently employed by CERCBO and its subsidiaries. See Schedule 14A/Proxy Statement and Amended Schedule 14A/Proxy Statement attached hereto as Exhibit 1 and Exhibit 2, respectively. See also "Additional Information" below.

Robert Hartman is currently employed by CERBCO and its subsidiaries. See Schedule 14A/Proxy Statement and Amended Schedule 14A/Proxy Statement attached hereto as Exhibit 1 and Exhibit 2, respectively. See also "Additional Information" below.

None.
A-5

	Robert W. Erikson	Robert F. Hartman	Michael W. Zarlenga
Item 403 of Regulation S-B	See response to (iv) above.	None.	See response to (iv) above.
Item 404 of Regulation S-B

Robert Erikson is currently employed by CERCBO and its subsidiaries. See Schedule 14A/Proxy Statement, Amended Schedule 14A/Proxy Statement, and Amendment No. 8 to Schedule 13D attached hereto as Exhibit 1, Exhibit 2, and Exhibit 3, respectively.

Robert Hartman is currently employed by CERBCO and its subsidiaries. See Schedule 14A/Proxy Statement, Amended Schedule 14A/Proxy Statement, and Amendment No. 8 to Schedule 13D attached hereto as Exhibit 1, Exhibit 2, and Exhibit 3, respectively.

None.

Additional Information

The following information has been copied from the section entitled "COMPENSATION PURSUANT TO PLANS" in CERBO, Inc.'s Annual Report on Form 10-KSB for the year ended June 30, 2004, as filed with the SEC on October 5, 2004.

COMPENSATION PURSUANT TO PLANS

CERBCO, Inc. Plans

CERBCO Supplemental Executive Retirement Plan

          During fiscal year 1994, CERBCO entered into Supplemental Executive Retirement Agreements with Messrs. Robert Erikson, George Erikson and Robert Hartman pursuant to a Supplemental Executive Retirement Plan (the "CERBCO SERP"). The agreements provide for monthly retirement benefits of 50% of the executive's final aggregate monthly salary from CERBCO and its subsidiaries, as defined in and limited by the executive's agreement, for Messrs. Robert Erikson and George Erikson. In the case of Mr. Robert Hartman, the agreement provides for 25% of the executive's final aggregate monthly salary from CERBCO and its subsidiaries, as defined in and limited by the executive's agreement. Each covered executive's benefit under the plan is payable in equal monthly amounts for the remainder of the covered executive's life beginning as of any date on or after his 62nd birthday (at the covered executive's election) but not before his termination of service. Payments under the CERBCO SERP are not subject to any reduction for Social Security or any other offset amounts but are subject to Social Security and other applicable tax withholding.

          To compute the monthly retirement benefits, the percentage of final monthly salary is multiplied by a ratio (not to exceed 1) of:

A-6

the completed years of employment by CERBCO after 1992 to the total number of years of employment after 1992 that the executive would have completed if he had continued in employment to age 65.

          If the executive dies prior to retirement, the executive's beneficiary will receive a pre-retirement death benefit under a split dollar insurance arrangement. The executive's beneficiary will receive a one-time lump sum payment in the amount of $1,400,000 (in the case of Messrs. Robert Erikson or George Erikson) or $700,000 (in the case of Mr. Robert Hartman). If the executive dies after commencement of the payment of retirement benefits, but before receiving 180 monthly payments, the executive's beneficiary will continue to receive payments until the total payments received by the executive and/or his beneficiary equal 180.

          The CERBCO SERP is technically unfunded, except as described below. CERBCO will pay all benefits from its general revenues and assets. To facilitate the payment of benefits and provide the executives with a measure of benefit security without subjecting the CERBCO SERP to various rules under the Employee Retirement Income Security Act of 1974, CERBCO has established an irrevocable trust called the CERBCO, Inc. Supplemental Executive Retirement Trust. This trust is subject to the claims of CERBCO's creditors in the event of bankruptcy or insolvency. The trust has purchased life insurance on the lives of the executive officers covered by the Supplemental Executive Retirement Agreements to provide for CERBCO's financial obligations under the plan. Assets in the trust consist of the cash surrender values of the executive life insurance policies and are carried on CERBCO's balance sheet as assets. The trust will not terminate until participants and beneficiaries are no longer entitled to benefits under the plan. Upon termination, all assets remaining in the trust will be returned to CERBCO.

          Each executive's covered compensation under the CERBCO SERP is equal to his final base salary as defined in and limited by the executive's agreement. The maximum covered compensation for Messrs. Robert Erikson and George Erikson is limited to $20,834 per month ($250,000 annually), increased 2% annually beginning in 1993. The maximum covered compensation for Mr. Robert Hartman is limited to $7,500 per month ($90,000 annually), increased 2% annually beginning in 1993.

          The following table sets forth information concerning vested annual benefits as of June 30, 2004 for the executives listed in the Summary Compensation Table covered by the CERBCO SERP:

Name	Years of Credited Service Under Plan	Current Annual Covered Compensation	Vested Percentage	Vested Annual Benefit
Robert W. Erikson	12	$310,844	66.67%	$103,615
George Wm. Erikson	12	$310,844	80.00%	$124,337
Robert F. Hartman	12	$111,904	60.00%	$16,786

INEI Employee Advantage Plan

          As executive officers of INEI, Messrs. Robert Erikson, George Erikson and Robert Hartman participated in the INEI Employee Advantage Plan (the "INEI Advantage Plan") until such plan was terminated by the INEI Board of Directors as of March 31, 2004. The INEI Advantage Plan was a noncontributory profit sharing (retirement) plan in which all employees not covered by a collective bargaining agreement and employed with INEI for at least one year were eligible to participate. No employee was covered by a collective bargaining agreement. The INEI Advantage Plan was administered by the INEI Board of Directors which determined, at its discretion, the amount of INEI's annual contribution up to 15% of the compensation paid to participating employees during the year. The plan was integrated with Social Security. Each participating employee was allocated a portion of INEI's contribution based on the amount of that employee's compensation plus compensation above FICA limits relative to the total compensation paid to all participating employees plus total compensation above FICA limits. Amounts allocated under the INEI Advantage Plan began to vest after three years of service (at which time 20% of the amount paid vested) and were fully vested after seven years of service. No contribution was authorized for the fiscal year ended June 30, 2004.

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          The IEI Advantage Plan also included a salary reduction profit sharing feature under Section 401(k) of the Internal Revenue Code. Participants could elect to defer a portion of their compensation by any whole percentage from 2% to 16% subject to certain limitations. At its discretion, INEI's Board of Directors could authorize an employer matching contribution equal to 25% of the participant's deferred compensation up to a maximum of 1.5% of the participant's total paid compensation for the fiscal year. Participants were 100% vested at all times in their deferral and employer matching accounts. No matching contribution was authorized for the fiscal year ended June 30, 2004.

INEI 1999 Board of Directors' Stock Option Plan

          INEI adopted, with stockholder approval at the 1999 Annual Meeting of Stockholders, the INEI Corporation 1999 Board of Directors' Stock Option Plan (the "INEI 1999 Directors' Plan"). The purpose of this plan was to promote the growth and general prosperity of INEI by permitting INEI, through the granting of options to purchase shares of its Common Stock, to attract and retain the best available persons as members of its Board of Directors with an additional incentive for such persons to contribute to the success of INEI. The term of the plan is for ten years, unless terminated sooner by the Board of Directors. Under the terms of this plan, up to 525,000 shares of Insituform East's Common Stock have been reserved for directors of INEI. The INEI 1999 Directors' Plan is administered and options are granted by the INEI Board of Directors. As directors of INEI, Messrs. Robert Erikson and George Erikson participate in this plan.

          Each grant of options under the INEI 1999 Directors' Plan entitled each INEI director to whom such options were granted the right to purchase 15,000 shares of INEI's Common Stock at a designated option price, any time and from time to time, within five years from the date of grant. It was contemplated that options would be granted under the INEI Directors' Plan each year for five years to each member of the Board of Directors of Insituform East serving as such on the date of grant; that is, for each director serving for five years, a total of five options covering in the aggregate 75,000 shares of Common Stock (subject to adjustments upon changes in the capital structure of INEI). However, as a result of the dissolution of INEI on June 30, 2004, no options were granted to the INEI directors during fiscal year 2004 or will be issued hereafter. No options available under this plan were exercised by directors of INEI during fiscal year 2004.

INEI 1994 Board of Directors' Stock Option Plan

          INEI adopted, with stockholder approval at the 1994 Annual Meeting of Stockholders, the INEI Corporation 1994 Board of Directors Stock Option Plan (the "INEI 1994 Directors' Plan). The purpose of this plan was the same as the INEI 1999 Directors' Plan. The term of the plan was for ten years, unless terminated sooner by the Board of Directors. Options were first granted to directors on December 9, 1994 and at each of the four succeeding Board of Directors meetings following the Annual Meetings of Stockholders in 1995, 1996, 1997 and 1998. Each grant of options under the plan entitles each director to whom such options were granted the right to purchase 15,000 shares of INEI's Common Stock at a designated option price, any time and from time to time, within five years from the date of grant. No further options will be granted under this plan, and all previous options granted, which were not exercised or had not expired in prior years, expired during fiscal year 2004.

          As directors of INEI, Messrs. Robert Erikson and George Erikson participated in this plan, and prior to their expiration, Mr. Robert Erikson exercised options to purchase 15,000 shares of INEI Common Stock during fiscal year 2004.

INEI 1999 Employee Stock Option Plan

          INEI adopted, with stockholder approval at the 1999 Annual Meeting of Stockholders, the INEI 1999 Employee Stock Option Plan (the "INEI 1999 Employee Plan"). The purpose of the plan is to advance the growth and development of INEI by affording an opportunity to full-time employees of INEI to purchase shares of INEI's Common Stock and to provide incentives for them to put forth maximum efforts for the success of INEI's business. Any employee of the Company who was employed on a full-time basis was eligible for participation. Under the terms of the plan, up to 350,000 shares of INEI's Common Stock were reserved for the employees of INEI. The plan is administered by the Incentive Stock Option Plan Committee consisting of Messrs. Paul C. Kincheloe, Jr. and Webb C. Hayes, IV.

          On December 8, 2000, options on a total of 140,000 shares of INEI's Common Stock were granted to then four executive officers of INEI (including Mr. Robert Hartman, but not including Messrs. Robert Erikson and George Erikson) at a per share price of $1.5625. These options vested on December 8, 2002 and are exercisable any time and from time-to-time until December 8, 2005, unless exercisable sooner as set forth in the executives' option agreements. No options available under this plan were exercised by executive officers of INEI during the fiscal year ended June 30, 2004.

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Attachment A Exhibit Index
Exhibit 1	Amendment No. 8 to Schedule 13D for Robert W. Erikson, Julia M. Erikson, Michael W. Zarlenga and Gary Rothrock filed with the SEC on January 31, 2005.*
Exhibit 2	Schedule 14A/Proxy Statement of CERBCO, Inc. filed with the SEC on January 26, 2005.*
Exhibit 3	Amended Schedule 14A/Proxy Statement of CERBCO, Inc. filed with the SEC on February 3, 2005.*
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*	These documents were previously filed with the SEC and can be found on the SEC's website at www.sec.gov. Such documents are incorporated by reference herein.